EXHIBIT 99.1

FOR IMMEDIATE RELEASE
PRESS RELEASE

MAGAL RECEIVES $3.5 MILLION IN ORDERS TO SECURE
CRITICAL SITES IN ISRAEL

YAHUD, Israel – February 19, 2015 - Magal Security Systems, Ltd. (NASDAQ: MAGS) announced today it has received contracts amounting $3.5 million to upgrade and extend the security systems of existing customers in Israel.

The largest order, from a prestigious customer, is to replace all its legacy physical security information management systems (PSIM systems), across all sites, with Magal’s PSIM – the Fortis4G. The order also includes the modernization of the perimeter intrusion detection systems (PIDS) at two large sites and a five-year maintenance contract for all of Magal’s installed products.

The rest of the orders cover expansions and maintenance for the perimeter systems of critical homeland security sites.

Eitan Livneh, President and CEO of Magal S3, commented: “We are especially honored by the first order, since the customer has chosen to standardize on Magal’s Fortis4G PSIM platform across all of its sites, as well as at their headquarters. By moving from several different management systems to one distinct platform, it will be significantly easier to share data and resources, and to achieve a true hierarchical and holistic solution.”

About Magal S3
Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge hybrid PSIM with SEIM (Physical Security Information Management system integrated with Security Information & Event Management). The solutions leverage our broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

For more information:
Magal S3 Eitan Livneh, President & CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com www.magal-s3.com	GK Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 Int’l dial: +972 3 607 4717 E-mail: magal@gkir.com